Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Caledonia Declares Sixth Quarterly Dividend

April 7, 2015: Caledonia Mining Corporation (“Caledonia”) today announces that the Board of Directors has declared Dividend Number 8, this being a dividend of one and one half Canadian cents ($0.015) on each of the Company's common shares issued and outstanding as of 5:00 p.m. Toronto local time on the Record Date, being April 17, 2015.  The ex-dividend date will be April 16, 2015.  Dividend cheques will be mailed on April 30, 2015.

Shareholders who are registered in the United States of America and the United Kingdom will be paid in US Dollar and Sterling, respectively.  The US Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates at noon on the Record Date and will be after deduction of Canadian withholding tax and any other taxes that may apply.

This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Caledonia’s Dividend Policy

Caledonia’s long term strategy to maximize shareholder value includes a quarterly dividend policy. In 2014, the Company paid an annual aggregate dividend of six Canadian cents ($0.060) per common share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014 and at the end of January 2015.

It is currently envisaged that the existing dividend policy of 6 cents per annum, paid in equal quarterly instalments will be maintained.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy without the need to raise third party finance.

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

Caledonia is debt-free and at December 31, 2014 had cash of $26.8m held with its bankers in the UK, Canada and South Africa.  Blanket is a low-cost producer: in 2014 Blanket’s on-mine costs were US$652 per ounce of gold produced and its all-in sustaining cost was US$969 per ounce of gold produced.  Caledonia expects to publish its results for the quarter to March 31, 2015 on May 13, 2015.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Halimah Hussain/Megan Ray Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “may” and “will” or similar words suggesting future outcomes or statements about future events. Forward-looking information in this news release include the payment of future dividends.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to amendments to or termination of the dividend policy, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, inflation, changes in exchange rates, fluctuations in commodity prices and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. There is no guarantee that Caledonia will maintain the Dividend Policy.